May 17, 2006

Kenneth M. Siegel, Esq.
Verigy Pte. Ltd.
395 Page Mill Road
Palo Alto, California 94306

> **Re: Verigy Pte. Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 1, 2006**
> **File No. 333-132291**

Dear Mr. Siegel:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our tax sharing agreement with Agilent, page 24.

1. Please expand your response to comment 16 to explain why you could not provide an estimate of the magnitude of the liability with appropriate assumptions and explanations of how the estimate could change materially. For example, what would be the tax liability at the IPO price?

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

Net Revenue, page 46

2. We refer you to prior comment 33. We note that your net product revenue for the three months ended January 31, 2006 as compared to the prior period increased significantly. We note your disclosure that the enhanced versions of the 93000 Series platform and the Versatest V5000 Series platform in early fiscal 2005 and

late fiscal 2004, respectively, contributed to the increase in net product revenue. Since it appears that these enhanced products were available for sale in both periods, it appears that the increase in net sales is due to the "strong demand" from your memory test customers. This appears to imply that the volume of products sold increased significantly in the 2006 period. Revise your disclosure to quantify the effects of the increased demand and to discuss the factors that led to such an increased demand for all periods in which increase demand is significant.

Operating Expenses, page 51

3.   We refer you to prior comment 35. We note your revised disclosure on page 109 that any costs or expenses or any liability incurred before, on or after the separation date to the extent arising out of Agilent's previously announced restructurings are obligations of Agilent. Confirm to us and revise your disclosure to discuss that the plan initiated in 2005 as disclosed on page 53 was initiated by you and not subject to the disclosure on page 109. Additionally, revise your discussion to identify the periods in which you expect material cash outlays and the expected source of their funding, as previously requested.

Provision for income taxes, page 54

4.   We note your disclosure on page 55 in response to our prior comment 36. We reissue our comment in part. Please quantify known differences that you will encounter after the separation.

5.   We note your disclosure added on page 55 in response to our prior comment 37. Please quantify the effect of the tax concessions mentioned on page 9 during the periods presented.

Financial Condition, page 58

6.   We refer you to your response to prior comments 38 and 44 in which you disclosed that Agilent will be making a capital contribution to you on or prior to the separation date to cover separation costs after the separation date. Your disclosure at the bottom of page 59 states that you will be responsible for these costs during that period. Please clarify whether the funding is a loan or a capital contribution. Revise as necessary.

Unaudited Pro Forma Condensed Combined Financial Information, page 64

7.   Please refer to prior comment 44. We note your disclosure on page 64 that you "will" borrow $15 million. Based upon your response, it appears that this amount is an estimate and the actual amount of borrowings may be less than $15 million or more than $15 million, but not in excess of the total credit line of $25 million. When a transaction is structured in such a manner that significantly different

results may occur, you should provide additional pro forma information to give effect to the range of possible results. See Rule 11-02(b)(8) of Regulation S-X.

8.   We note that you have debited other current assets as one of your Flextronics pro forma adjustments for $28 million. It is not apparent to us why you have recorded this adjustment. Please provide to us the specific journal entries that you will record to reflect the Flextronics transaction and describe each entry. Please ensure that each significant adjustment is referenced to notes which clearly explain reason for the adjustment, as required by Article 11(b)(6) of Regulation S-X.

Board Composition, page 86

9.   We note your response to our prior comment 49. Please provide us with your analysis as to how and when you intend to comply with the NASD director independence standards.

Purchase Price, page 102

10.   Please provide the disclosure required by instruction 5 of Regulation S-K Item 404(a).

Auditors, page 104

11.   We note your disclosure in response to comment 58. However, it remains unclear how the agreement is consistent with the responsibilities of the audit committee.

Restrictions on Activities, page 105

12.   We note your response to our prior comment 59. Please update us on the status of your negotiation of the Intellectual Property Matters Agreement and related disclosure in this section.

Expenses, page 106

13.   Please explain how the agreements will allocate the costs and expenses.

Transition Services, page 114

14.   Please reconcile your statement of no profit on page 115 with the revised disclosure on page F-45. Please disclose how you will determine the any rate of profit.

Comparison of Shareholder Rights, page 120

15.   Please tell us the authority on which you rely to qualify your disclosure by reference as you do in the last sentence of the second paragraph.

Singapore Tax Considerations, page 132

16.   We note your response to our prior comment 64. You many not disclaim
        responsibility for your disclosure. Please revise your disclosure that the
        information is "general in nature" which we view as inappropriate.

Stamp Duty, page 132

17.   Please unequivocally state the tax consequences. We note your current use of
        equivocal language like "should."   If you cannot unequivocally state the tax
        consequences, please disclose the reasons why, and disclose the possible
        outcomes and risks to investors.

Underwriting, page 134

18.   We have reviewed your response to prior comment 40; however, your disclosure
        should be revised to provide more specific information so investors can evaluate
        the nature if the relationships you mention.

Combined Financial Statements

Notes to Combined Financial Statements

Note 20. Subsequent Event, page F-43

19.   We refer you to the second bullet of prior comment 26. We note your disclosure
        that you have entered into several asset purchase agreements with Flextronics on
        March 31, 2006. In this regard, we have the following comments:

        •   Revise your disclosure to indicate that the agreements were signed by
            Agilent, and that you will assume the agreements upon the separation date.

        •   We note your disclosure that you expect all manufacturing activities to be
            performed by independent contractors by the middle of 2006. Update
            your disclosure to the extent that the agreement with Flextronics has
            changed this statement.

        •   Revise your disclosure to provide all significant provisions of the
            agreement. For example, we note that Flextronics will be permitted to not
            only sell products to you, but to also directly sell the same products to
            third-party buyers previously agreed upon by Agilent and Flextronics. In
            this regard, clarify to us how sales from Flextronics to the Eligible Buyers
            impacts your operations, if at all.

        •   We note your disclosure that you believe that relying upon independent
            contract manufacturers will decrease your fixed costs and better position

you to respond to changes in the demand for your products. As previously requested, revise your MD&A discussion to discuss the expected impact to your results of operations, financial condition and cash flows. For example, address changes to your variable costs and tell the investor if you expect material changes to the amount of inventory that you hold and costs associated with that inventory, and material impact on future periods' gross margin as a result of the sale of inventory to Flextronics at cost.

Undertakings, page II-3

20.   Please include the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6). See Rule 430C(d) and Rule 424(b)(3).

Exhibits

21.   We note your response to comment 81; however, it is unclear why you cannot currently file existing retention bonus agreements. Please explain.

22.   Please file complete exhibits with all attachments. For example, we note the apparent blanks in exhibit 10.10, missing exhibits mentioned on page 35 of exhibit 10.4 and the schedules mentioned in exhibit 10.5.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Dyer at (202) 551-3641 or in his absence, Katlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: William H. Hinman, Jr., Esq.